Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months ended March 31,
	2008	2007
Basic
Earnings:
Net income attributable to common shareholders	$4,323	$3,623

Shares:
Average common shares outstanding	8,190	8,014

Basic earnings per common share	$0.53	$0.45

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$4,323	$3,623

Shares:
Average common shares outstanding	8,190	8,014
Potentially dilutive common shares outstanding	595	527
Diluted average common shares outstanding	8,785	8,541

Diluted earnings per common share	$0.49	$0.42

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.